भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाँण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
S[redacted] Cama Marg,
M
पै

04030122

जा. क्रमांक / No. : CO/S&B/VR/2004/1305

दिनाक / तारीख / Date : 10.05.2004

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL MAY 17 2004

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 16

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/1271 dated the May 10, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

dlw 5/14

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/VR/2004/1271

दिनांक / तारीख / Date 10.05.2004

NO. 82.4524

Dear Sir,

CLOSURE OF BANK'S REGISTER OF SHAREHOLDERS PAYMENT OF DIVIDEND FOR THE ACCOUNTING YEAR ENDING ON THE 31ST MARCH, 2004

We have to advise that the Register of shareholders of our Bank will be closed for transfer of shares for payment of dividend for 2003-04, if any, from Tuesday, the 29th June, 2004 to Friday, the 9th July, 2004, both days inclusive. The relevant particulars as required are furnished in the enclosure.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
encl. .a.a

BONDS CORPORATE

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.

FILE NO. 82.4524

NOTICE

STATE BANK OF INDIA,
CENTRAL OFFICE,
MUMBAI - 400 021.
APRIL 12, 2004

Notice is hereby given that the Register of Shareholders of the State Bank of India, will be closed for transfer of shares for payment of dividend for 2003-2004, if any, from Tuesday, the 29th June, 2004 to Friday, the 9th July, 2004, both days inclusive.

(A.K. PURWAR)
CHAIRMAN

vk\notice.doc/10

FILE NO. 82.4524

सूचना

भारतीय स्टेट बैंक
केन्द्रीय कार्यालय
मुंबई - 400 021

12 अप्रैल, 2004

एतद्द्वारा यह सूचित किया जाता है कि भारतीय स्टेट बैंक का शेयरधारक रजिस्टर वर्ष 2003-2004 के लाभांश का भुगतान, यदि कोई है, करने के लिए, मंगलवार 29 जुन, 2004 से शुक्रवार 09 जुलाई, 2004 तक की अवधि के लिए, शेयरों के अंतरण हेतु बन्द रहेगा.

(अरुण कुमार पुरवार)
अध्यक्ष

FORMAT FOR THE INTIMATION OF BOOK CLOSURE/RECORD DATE

Date: 10th May, 2004

The Stock Exchange,
MUMBAI

FILE NO. 82.4524

ATTN: CORPORATE RELATIONSHIP DEPARTMENT

NAME OF THE COMPANY : STATE BANK OF INDIA

Security Code	Type of Security & Paid-up value	Book Closure From	To	Purpose
112	Equity Shares Rs.526,29,88,780.00	29.06.2003	09.07.2004	Payment of dividend, if any, to be decided by the Bank's Central Board's meeting to be held on the 28th May, 2004.

General Manager
(Shares & Bonds)